Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 5 DATED OCTOBER 17, 2019

TO THE PROSPECTUS DATED APRIL 12, 2019

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 12, 2019 (the “Prospectus”), Supplement No. 1 dated July 10, 2019, Supplement No. 2 dated July 16, 2019, Supplement No. 3 dated August 16, 2019 and Supplement No. 4 dated September 16, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2019;
•	to disclose the calculation of our September 30, 2019 net asset value (“NAV”) per share for each class of our common stock;
•	to provide an update on our initial public offering; and
•	to update disclosures in the Prospectus.

November 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2019 (and repurchases as of October 31, 2019) is as follows:

Transaction Price (per share)
Class T	$10.58
Class S	10.58
Class D	10.65
Class I	10.67

The transaction price for our Class T, Class D and Class I shares is equal to such class’s NAV per share as of September 30, 2019. A detailed presentation of the NAV per share is set forth below.

As of September 30, 2019, we had not sold any Class S shares. The transaction price for our Class S shares is based on our Class T NAV per share as of September 30, 2019. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2019 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of September 30, 2019, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

VGN-NREIT-1019P

The following tables provide a breakdown of the major components of our NAV as of September 30, 2019 ($ and shares in thousands):

Components of NAV	September 30, 2019
Investment in real property	$379,815
Investment in real estate-related assets	35,946
Investment in international affiliated funds	36,759
Investment in commercial mortgage loan	12,403
Cash and cash equivalents	7,725
Restricted cash	4,529
Other assets	2,978
Debt obligations	(118,277)
Subscriptions received in advance	(4,529)
Other liabilities	(10,550)
Stockholder servicing fees payable the following month (1)	(4)

Net Asset Value	$346,795

Net Asset Value attributable to Series A preferred stock	$129

Net Asset Value attributable to common stockholders	$346,666

Number of outstanding shares of common stock	32,056

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of September 30, 2019, we have accrued under GAAP approximately $650,000 of stockholder servicing fees payable to the Dealer Manager related to the Class D and Class T shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of September 30, 2019 ($ and shares in thousands, except per share data):

NAV Per Share	Class N Shares	Class I Shares	Class D Shares	Class T Shares	Total
Net asset value	$321,906	$15,681	$4,539	$4,540	$346,666
Number of outstanding shares	29,731	1,470	426	429	32,056

NAV per share as of September 30, 2019	$10.83	$10.67	$10.65	$10.58

As of September 30, 2019, we had not sold any Class S shares. We will disclose the NAV per Class S share in future periods once Class S shares are outstanding.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2019 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.91%	6.11%
Multifamily	7.00	5.40
Office	7.16	6.41

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+1.8%
(weighted average)	0.25% increase	(1.9%)	(1.8%)	(1.9%)
Exit Capitalization Rate	0.25% decrease	+2.6%	+3.0%	+2.3%
(weighted average)	0.25% increase	(2.4%)	(2.7%)	(2.3%)

Status of our Initial Public Offering

As of the date hereof, we had issued and sold 2,755,762 shares of our common stock (consisting of 611,080 Class T shares, 470,872 Class D shares and 1,673,810 Class I shares) in our offering, resulting in gross offering proceeds of $29,173,632. We intend to continue selling shares in the offering on a monthly basis.

Prospectus Updates

The following disclosure is added to the “Experts” section of our Prospectus.

The amount of the estimated market values of our real properties as of September 30, 2019 presented on page 2 of this Supplement under the section “September 30, 2019 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

The following disclosure updates and replaces the disclosure in the “Management—Investment in Shares by TIAA” section of the Prospectus to reflect that TIAA has agreed to extend the period during which it must hold its Class N shares.

TIAA invested $200,000 in us through the purchase of 20,000 shares of Class N common stock at $10.00 per share as our initial capitalization. TIAA may not sell any of these shares during the period Nuveen Real Estate Global Cities Advisor or an affiliate of Nuveen serves as our advisor, but the holder may transfer the shares to its affiliates. TIAA may not vote on the removal of any of its affiliates (including the Advisor) and may not vote regarding any transaction between us and TIAA or any of its affiliates, including Nuveen Real Estate.

Subsequent to our initial capitalization, TIAA purchased, through a wholly owned subsidiary, $300 million of shares of Class N common stock (less the $200,000 initial capitalization amount). TIAA may submit all of its Class N shares for repurchase (excluding the initial capitalization shares described above) beginning on January 31, 2023. The total amount of repurchases of Class N shares eligible for repurchase will be limited to no more than 0.67% of our aggregate NAV per month and no more than 1.67% of our aggregate NAV per calendar quarter; provided that, if in any month or quarter the total amount of aggregate repurchases of all classes of our common stock do not reach the overall share repurchase plan limits of 2% of the aggregate NAV per month and 5% of the aggregate NAV per calendar quarter, the above repurchase limits on the Class N shares shall not apply to that month or quarter and TIAA shall be entitled to submit shares for repurchase up to the overall share repurchase plan limits. The foregoing limitations shall not apply to the extent that the Advisor or its affiliate is no longer serving as our external advisor. See “Description of Capital Stock—Class N Shares.”

The following disclosure updates and replaces the disclosure in the fourth paragraph in the section of our Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share

Calculation” and all similar disclosure in the Prospectus, including in the sections “Estimated Use of Proceeds,” “Management—The Advisory Agreement—Advisory Fee and Expense Reimbursements,” “Compensation,” and “Plan of Distribution—Underwriting Compensation—Other Compensation” related to the period when we will reimburse the Advisor for the organization and offering expenses it paid on our behalf.

The Advisor advanced all of our organization and offering expenses on our behalf from inception through December 2018. These expenses include legal, accounting, printing, mailing and filing fees and expenses, due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals, but exclude upfront selling commissions, dealer manager fees and stockholder servicing fees. Pursuant to the advisory agreement, we were to reimburse the Advisor for such advanced expenses ratably over the 60 month period beginning January 2019. Accordingly, in January 2019, for the purposes of our NAV calculation we began accruing expenses for the reimbursement of organization and offering expenses advanced by the Advisor and have accrued monthly expenses of approximately $77,000, for a total accrued expense of approximately $701,000 through September 2019.

In October 2019, the Advisor agreed for our benefit to postpone the required reimbursement of our organization and offering expenses such that reimbursement to the Advisor will occur ratably over the 60 months following the earlier of the date our NAV first reaches $1 billion or January 31, 2023. Accordingly, we will reverse the organization and offering expenses previously accrued for the purposes of our NAV calculation, as such expenses will not be deducted from our NAV until they are payable to the Advisor.

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